Via EDGAR Correspondence

September 27, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Imperial Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 14, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 13, 2013
File No. 001-35064

Dear Mr. Rosenberg:

This letter sets forth the response of Imperial Holdings, Inc. (the “Company” or “Imperial”) to the comment letter, dated September 24, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Imperial’s Form 10-K for the fiscal year ended December 31, 2012 (filed on March 28, 2013), Form 10-Q for the quarter ended March 31, 2013 (filed on May 14, 2013) and Form 10-Q for the quarter ended June 30, 2013 (filed on August 13, 2013). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2012

Exhibits 31

1.	Please amend your Form 10-K for the fiscal year ended December 31, 2012 and your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2013 to include revised Section 302 certifications that describe your responsibilities for establishing and maintaining internal control over financial reporting as required by paragraphs 4 and 4b in Rule 601(b)(31) of Regulation S-K.

Mr. Jim B. Rosenberg

September 27, 2013

Response:

As discussed in advance of this submission with the Staff, promptly upon resolution of comment #2 below, the Company intends to file (i) Amendment No. 1 to its Form 10-K for the fiscal year ended December 31, 2012; (ii) Amendment No. 1 to its Form 10-Q for the quarter ended March 31, 2013; and (iii) Amendment No. 3 to its From 10-Q for the quarter ended June 30, 2013, in each case containing revised Section 302 certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for quarterly period ended June 30, 2013

Notes to Consolidated Financial Statements

(1) Description of Business

Revolving Credit Facility and Related Transactions, page 11

2.	Please provide us analyses supporting the accounting treatment for your termination and release agreement with CTL and Lexington Insurance Company and your accounting for the acquisition of CTL, which together produced a $65.8 million gain in the second quarter of 2013. Refer us to the technical guidance upon which you have relied for each transaction, particularly your consideration of ASC 805-30-25-4 in recognizing gains on the acquisition of life insurance policies from Lexington Insurance Company and your acquisition of CTL. Also, provide us the following information.

•	Explain your basis for considering the subrogation claims and salvage rights in life insurance policies held by Lexington Insurance Company, which you describe as “kept off-balance sheet as contingent assets,” to be investments in life settlements upon effectiveness of the Termination Agreement.

•	Provide a computation of the $65.8 million unrealized gain recognized in the quarter ended June 30, 2013. Include a breakdown of this gain resulting from the termination and release agreement with Lexington Insurance Company and CTL and the acquisition of CTL.

Response:

Every credit facility entered into by subsidiaries of the Company between December 2007 and December 2010 to finance its premium finance lending business required lender protection insurance for each loan originated under such credit facility. Generally, when the Company exercised its right to foreclose on a life insurance policy serving as collateral for a premium finance loan, Lexington Insurance Company, the Company’s lender protection insurer (the “LPIC Provider”) had the right to direct control or take beneficial ownership of the life insurance policy, subject to the terms and conditions of the lender protection insurance policy, including notice and timing requirements. In the absence of the exercise of such right, while the relevant Company subsidiary maintained the legal title to a foreclosed-on life insurance policy that had served as collateral for a premium finance loan, the LPIC Provider maintained its salvage collection and subrogation rights on the foreclosed-on policy. The LPIC Provider’s salvage collection and subrogation rights generally provided a remedy by which the insurer could seek to recover an amount equal to but not greater than the amount of the lender protection claim paid plus premiums paid by it, expenses and interest thereon.

In those instances where the Company foreclosed on a life insurance policy serving as collateral, the LPIC Provider did not exercise its right to direct control or take beneficial ownership of the life insurance

Mr. Jim B. Rosenberg

September 27, 2013

policy and, instead, maintained its salvage collection and subrogation rights with respect to such policies and, at least initially, covered the cost of the ongoing premiums needed to maintain these life insurance policies. However, the LPIC Provider could have elected at any time, and in certain instances did elect, to discontinue the payment of premiums which would result in the lapse of a policy. Accordingly, prior to the execution of the Termination Agreement (defined and described below), the Company viewed these policies as having uncertain economic value because the LPIC Provider controlled whether premium payments were made and, as a result, whether the policies remained in-force or lapsed. Additionally, if a mortality occurred with respect to a given life insurance policy commensurate with the life expectancy estimate on the underlying insured, the amount of the LPIC Provider’s salvage collection and subrogation claim rights likely would have equaled the death benefit to be received on such policy. Accordingly, the Company could only expect to receive material economic benefits on policies that were subject to the LPIC Provider’s salvage collection and subrogation rights from early mortalities (as was the case with the policy maturities that occurred in the third quarter of 2011). Because gains in respect of these policies were contingent upon the LPIC Provider continuing to make on-going premium payments and earlier than expected mortalities, the Company considered these policies as contingent assets and were not included in the amount of life settlements on the Company’s consolidated balance sheet in accordance with ASC 450, Contingencies, which defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur.

Further, under Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, an asset has three essential characteristics: (i) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflow; (ii) a particular entity can obtain the benefit and control others’ access to it; and (iii) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. It is the Company’s position that no probable future benefit was associated with these policies prior to the effectiveness of the Termination Agreement as the Company was dependent upon the LPIC Provider continuing to make ongoing advances and, even if the LPIC Provider did continue to make advances, there would have had to have been an early death for the Company to receive a material economic benefit.

On April 30, 2013, the Company and certain of its subsidiaries (together, the “Imperial Parties”) entered into a Master Termination Agreement and Release (the “Termination Agreement”) with CTL Holdings, LLC (“CTL” and together with the Imperial Parties, the “LPIC Parties”) and the LPIC Provider. Under the Termination Agreement, the LPIC Parties made a payment of $48.5 million to the LPIC Provider (the “Release Payment”) and the LPIC Provider and the LPIC Parties provided full releases to each other in respect of the lender protection insurance coverage issued by the LPIC Provider and the claims paid by the LPIC Provider in respect of that coverage. With the effectiveness of the Termination Agreement, the LPIC Provider released any and all subrogation claims and related salvage rights in 323 life insurance policies that the Company kept off-balance sheet as contingent assets for the reasons described above.

The Release Payment resolved the uncertainty related to whether the Company could recognize any economic value in the policies. Further, the Company now controls all decisions in respect of the policies that were previously controlled by the LPIC Provider and is responsible for funding necessary to keep the subject policies in force. Per ASC 450-10-05-5 General, resolution of the uncertainty may confirm any of the following: (i) the acquisition of an asset; (ii) the reduction of a liability; (iii) the loss or impairment of an asset; and the incurrence of a liability. Based on the foregoing criteria, the effectiveness of the

Mr. Jim B. Rosenberg

September 27, 2013

Termination Agreement resolved the uncertainty related to the affected policies. Accordingly, upon the release of the LPIC Provider’s subrogation rights and after all contingencies had been resolved, the Company recorded these assets as investments in life settlements at fair value on its consolidated balance sheet in accordance with ASC 325-30, Investments – Other, Investments in Insurance Contracts.

Concurrently with the execution of the Termination Agreement, a subsidiary of the Company purchased all of the membership interests in CTL in exchange for $7.0 million and for assuming the amount of the Release Payment allocated to CTL (a $9.7 million allocation). Prior to this acquisition, the LPIC Provider maintained subrogation rights in the 93 life insurance policies owned by CTL. Those rights were terminated pursuant to the Termination Agreement.

The LPIC Provider’s corporate parent had publicly stated that it was exiting the life settlement asset space. However, prior to the effectiveness of the Termination Agreement, the LPIC Provider was tied to the Company as its lender protection insurance provider and because the Company maintained legal title to the policies it had foreclosed on; the LPIC Provider likely could not have sold its interest in the policies to a third party. Additionally and as disclosed in the Company’s periodic filings, the acquisition of CTL was treated as a related-party transaction by the Company. Coupling these unique circumstances together, the Company believes that it was specially positioned to transact with both the LPIC Provider and CTL and that the transaction prices were, accordingly, not indicative of what an exit price would be for these 402 policies in a negotiated market transfer and ultimately negotiated a Release Payment and purchase price that were significantly less than the fair market value of the policies when determined in accordance with ASC 820 on a policy-by-policy basis.

At June 30, 2013, the Company or its subsidiaries owned 402 policies that were either acquired through the acquisition of CTL or that were considered contingent assets by the Company prior to the effectiveness of the Termination Agreement. The Company has elected to account for the life settlement policies it acquired using the fair value method. The fair value is determined on a discounted cash flow basis, incorporating current life expectancy assumptions. The Company initially records investments in life settlements at the transaction price. For policies acquired for cash, the transaction price is the amount paid. The difference between the net carrying value of the policy and the transaction price is recorded as a change in fair value in life settlements. The addition of these policies resulted in a $65.8 million change in fair value in investments in life settlements during the quarter ended June 30, 2013. The table below summarizes the Company’s computation of the $65.8 million change in fair value recognized in the quarter ended June 30, 2013 in accordance with ASC 820:

Number of Policies Added to Balance Sheet	Purchase Price	Allocation of Purchase Price	Final Purchase Price	Premium Payments	Number of Policies lapsed	Less: lapsed policies	Cost as of June 30, 2013	Fair Value as of June 30, 2013	Change in Fair Value for Three Months Ended June 30, 2013
323	48,500,000	(9,650,227)	38,849,773	18,347,366	12	(1,502,104)	55,695,035	111,562,130	55,867,095
93	7,000,000	9,650,227	16,650,227	2,322,834	2	(794,454)	18,178,607	28,098,313	9,919,706

416	$55,500,000	$—	$55,500,000	$20,670,200	14	$(2,296,558)	$73,873,642	$139,660,443	$65,786,801

Mr. Jim B. Rosenberg

September 27, 2013

In regards to the acquisition of CTL and the accounting treatment therefor, the Company performed an assessment of the transaction in accordance with ASC 805-10-55-4, Business Combination, and concluded that the acquisition of CTL did not represent a purchase of a business because it lacked the necessary inputs and processes as defined by ASC 805-10-55-4, which states that a business consists of inputs and processes applied to those inputs that have the ability to create outputs. The three elements of a business are defined, in relevant part, as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

In all material respects, CTL was a special purpose entity housing 93 life insurance policies. These were passive assets where the LPIC Provider maintained subrogation rights similar to the rights the LPIC Provider held in the policies that the Company considered contingent assets prior to the execution of the Termination Agreement. CTL had neither documented processes nor employees to actively manage these assets and historically, the LPIC Provider paid the ongoing premiums needed to maintain these life insurance policies. Further, a market participant could not manage these assets or produce outputs without first paying the LPIC Provider to release its subrogation rights. Therefore, it is the Company’s position that the purchase of all the membership interest in CTL and the LPIC Provider’s release of its subrogation rights in 93 life insurance policies owned by CTL was an asset acquisition and not a business combination because it lacked the necessary processes to meet the definition of a business in accordance with ASC 805-10-55-4.

As a result of the foregoing, the Company does not believe that ASC 805-30-25-4, Goodwill Recognition – Gain from Bargain Purchase, applies to the transaction as the transaction is an acquisition of an asset and not a business combination.

**********************

Imperial acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Jim B. Rosenberg

September 27, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this resolves the Staff’s comments. Should you have any questions or comments regarding the Company’s filing of this response letter, please contact me at (561) 995-4206.

Sincerely,

/s/ Michael Altschuler
Michael Altschuler
General Counsel & Secretary
Imperial Holdings, Inc.